615 MERRICK AVENUE, WESTBURY, NY 11590

516-683-4014 — Fax # 516-683-8344 — www.myNYCB.com

Thomas R. Cangemi

Senior Executive Vice President &

Chief Financial Officer

August 4, 2008

VIA EDGAR

Mr. John P. Nolan

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Re:	New York Community Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2007
File No. 001-31565

Dear Mr. Nolan:

Based on our discussion on July 24, 2008 with Stephanie Hunsaker and John Spitz of the Commission’s Chief Accountant’s Office, and on behalf of New York Community Bancorp, Inc. (“NYB” or the “Company”), I am writing to provide the following supplemental information pertaining to certain of the Staff’s comments in its letters dated April 10 and May 20, 2008, containing comments on, among other things, NYB’s Annual Report on Form 10-K for the year ended December 31, 2007. For convenience, the text of the staff comments are reproduced below.

SEC April 10, 2008 Comment Letter:

Form 10-K, filed February 29, 2008

Consolidated Statements of Cash Flows, page 84

1.	We note your response to comment three from our letter dated April 10, 2008. Specifically, you state that it was your intention to hold the $1.4B in loans acquired from PennFed as held for investment. Please address the following:

•

provide us with copies of your Asset and Liability Management Committee meetings from November 2006 through June 2007, which support your assertion that that you intended to hold these loans and therefore classified them as held for investment;

John P. Nolan

Securities and Exchange Commission

August 4, 2008

•	tell us where you have reflected the remaining $1.4B of loans sold (net of the $823M) in your statement of cash flows; and

•

tell us how classification of these loans as held for investment is consistent with the paragraph 8(a) of SOP 01-6. Specifically, tell us how considered the period of time from your acquisition to the subsequent sale of these loans demonstrates your ability and intent to hold these loans for the “foreseeable future.”

SEC May 20, 2008 Comment Letter:

Form 10-K, filed February 29, 2008

Consolidated Statements of Cash Flows, page 84

1.	We note that you have presented proceeds from the sale of loans of $823M as an investing cash flow in your statement of cash flows for the period ended December 31, 2007. We also note from your Form 10-Q for the period ended September 30, 2007 that you sold $1.4B consisting of one-to-four family and home equity loans acquired from PennFed Financial Services, Inc. (PennFed) in the quarter ended June 30, 2007. Please tell us whether the $823M in proceeds received from the sale of loans are included within the $1.4B of loan sales. If so, please tell us how you determined the classification of these loans as held for investment rather than as loans held for sale considering that the acquisition and the sale of loans both occurred in the quarter ended June 30, 2007. Please refer to paragraph 9 of SFAS 102.

The following is a further clarification of our response dated June 4, 2008 and a summary of certain points covered during our discussion on July 24, 2008:

The $823 million in loans acquired in the transaction with PennFed Financial Services, Inc., were classified at acquisition as held for investment based on the Company’s intent at that time. Separately, after establishing such intent, the Company elected to engage in a series of repositioning transactions, including the potential sale of these acquired loans. That decision was made after the acquisition date and was based on the circumstances described below. Accordingly, the loans were not acquired specifically for resale, as the change in intent occurred after the April 2, 2007 acquisition date.

Upon closing the acquisition, the Company began its process of estimating the fair value of the PennFed loan portfolio based on general market price information, in accordance with the purchase method of accounting. General market information considered during this process led the Company to estimate what it believed to be reasonable fair values for the subject loans. During this same time period (shortly after closing the PennFed acquisition), unprecedented market conditions were beginning to emerge as a result of the general disruption in the mortgage market and an unanticipated “flight to quality.” Wall Street conduit originators of AAA whole

John P. Nolan

Securities and Exchange Commission

August 4, 2008

loan securitization product were aggressively seeking to acquire higher credit quality mortgage loans to offset the increasing credit risk within securitizations they were creating. The Company began to consider whether these emerging market conditions might indicate a higher fair value for the PennFed loans compared to the previous “mark-to-market” analyses. We therefore undertook to obtain whole loan bid indications for the acquired loans.

The PennFed loan portfolio was substantially comprised of high quality mortgage loans that had a number of very attractive credit characteristics, including, but not limited to, minimal delinquency experience, minimal historical loss rates, very low loan-to-value ratios, and superior FICO scores. In addition, the portfolio was well seasoned. As a result of these attributes, the bids we received on the non-conforming jumbo prime one- to four-family mortgage loans acquired in the PennFed transaction reflected market yields that were dramatically “tighter” to historical agency spread levels compared to yields the Company would have anticipated under more typical market conditions. The resulting bids reflected higher prices than those estimated on the date the loans were acquired from PennFed. The bids received with respect to the acquired second lien mortgages also were higher than what the Company would have anticipated based on more typical market conditions.

The Company decided, after closing the PennFed transaction on April 2, 2007, that the economic benefits inherent in the bids received were highly compelling. Based on this subsequently determined market information, the portfolio sale was finalized later in the month. A gain or loss was not recognized upon the sale, as the fair values used for purchase accounting purposes were based on the actual sales prices for the subject loans.

We acknowledge that staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments with respect to the responses we have provided regarding your comments, please do not hesitate to contact me at (516) 683-4014.

Sincerely,

/s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and
Chief Financial Officer

cc:	John Spitz, Esq., SEC Staff Attorney
Stephanie Hunsaker, SEC Division of Chief Accountant’s Office
Joseph R. Ficalora
R. Patrick Quinn, Esq.